NO ACT

Act: 1933
Section: 3(a)(10)
Rule:
Public Availability: 11/12/2010

PE 11-11-10



November 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Segregated Account of Ambac Assurance Corporation
Incoming letter dated November 11, 2010

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if the Segregated Account, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act of 1933 is available, issues Surplus Notes to holders of Claims pursuant to the Plan of Rehabilitation without registration under the Securities Act. In reaching this position, we have noted that:

- the Court will conduct a hearing on the fairness of the terms and conditions of the Plan of Rehabilitation, including the issuance of the Surplus Notes, to holders of Claims;

- the Court will approve the fairness of the terms and conditions of the Plan of Rehabilitation, including the issuance of the Surplus Notes, to holders of Claims before the Segregated Account issues Surplus Notes pursuant to the Plan of Rehabilitation;

- in your opinion as counsel, all prospective recipients of Surplus Notes under the Plan of Rehabilitation have received notice of the hearing regarding the Plan of Rehabilitation and will have the opportunity to be heard at the hearing, with no improper impediments;

- the Rehabilitator will advise the Court before the hearing that, if the Court approves the terms and conditions of the Plan of Rehabilitation, its confirmation of the Plan of Rehabilitation will constitute the basis for the issuance of the Surplus Notes under the Plan of Rehabilitation without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10); and

- you have represented that the recent events discussed in Section III of your letter will have no effect on the issuance of the Surplus Notes, the amount or percentage of cash and Surplus Notes to be paid pursuant to the Plan of Rehabilitation, or the basis of the Section 3(a)(10) exemption.

This position is based upon the representations and opinions of counsel made in your letter to the Division. Any different facts or conditions might require a different conclusion. This response expresses the Division's position on enforcement action only and does not express any legal conclusions on the question presented.

Sincerely,

Kim McManus
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Mail Stop 4561

Steven R. Barth
Foley and Lardner LLP
Attorneys at Law
277 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: Segregated Account of Ambac Assurance Corporation

Dear Mr. Barth:

In regard to your letter of November 11, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
foley.com

WRITER'S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL

CLIENT/MATTER NUMBER
092281-0101

November 11, 2010

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Securities Act of 1933, as amended – Section 3(a)(10)

Re: Segregated Account of Ambac Assurance Corporation

Ladies and Gentlemen:

We are writing on behalf of the Segregated Account of Ambac Assurance Corporation, a segregated account of Ambac Assurance Corporation, a Wisconsin corporation ("Ambac Assurance"), established pursuant to Wis. Stat. § 611.24(2) (the "Segregated Account"). Ambac Assurance is the principal operating insurance company of Ambac Financial Group, Inc. ("AFGI").

On March 24, 2010, the Office of the Commissioner of Insurance of the State of Wisconsin (the "OCI") filed a petition in the Dane County Circuit Court of the State of Wisconsin (the "Court") to rehabilitate the Segregated Account (the "Rehabilitation"). The Court granted the petition and appointed the Wisconsin Commissioner of Insurance as the rehabilitator of the Segregated Account (the "Rehabilitator"). The Rehabilitation pertains solely to the Segregated Account, which is a separate insurer from Ambac Assurance for purposes of the Rehabilitation. The Rehabilitation does not include Ambac Assurance, its general account or AFGI. The Segregated Account currently operates within the terms of an Order of Rehabilitation issued by the Court. On October 8, 2010,[1] the Rehabilitator filed a plan of rehabilitation for the Segregated Account (the "Plan of Rehabilitation") for approval by the Court, as contemplated by Wis. Stat. § 645.33(5). The Segregated Account will operate within the terms of the Plan of Rehabilitation once it is approved by the Court and becomes effective.

I. Request

By this letter, we respectfully request confirmation from the staff of the Division of Corporation Finance (the "Staff") that, based upon the facts and circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, pursuant to the Plan of Rehabilitation as approved by the Court, the

[1] At the time of the filing of the Plan of Rehabilitation, the Court was advised, pursuant to the terms of the Plan of Rehabilitation, that the Rehabilitator would rely on the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended.

Segregated Account issues to holders of certain rights to payment from the Segregated Account (each, a "Claim") surplus notes ("Surplus Notes") in partial satisfaction of such Claims, without registration of the Surplus Notes under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof.

Ambac Assurance and the Segregated Account have provided us with, and have authorized us to make on their behalf, the factual representations about them set forth in this letter.

II. Background

Ambac Assurance, a Wisconsin-domiciled insurer authorized to transact surety and financial guaranty insurance, was incorporated under the laws of the State of Wisconsin on February 25, 1970. Ambac Assurance is a wholly-owned subsidiary of AFGI, a holding company headquartered in New York City, the common stock of which is publicly traded on the New York Stock Exchange. Ambac Assurance and its subsidiaries provide financial guarantee products and other financial services to clients around the world in both the public and private sectors. Ambac Assurance's insurance activities are divided into two lines of business: (i) financial guarantees and (ii) financial services. Due to the downgrades of Ambac Assurance's financial strength ratings and investor concerns with respect to its financial condition, Ambac Assurance has been able to originate only a de minimis amount of new financial guarantee business since November 2007, and no new business since January 1, 2009. Ambac Assurance offered financial guaranty insurance on investment grade municipal finance, project finance and structured-finance debt obligations, such as municipal bonds and residential mortgage-backed securities ("RMBS"). Generally, financial guaranty insurance provides an unconditional and irrevocable guarantee that protects the holder of a fixed-income obligation against non-payment of principal and interest when due. Ambac Assurance also guaranteed certain structured-finance debt obligations indirectly, whereby a non-insurance, wholly owned subsidiary of Ambac Assurance would enter into a credit-default swap with a counterparty that protected the counterparty from defaults of the underlying security issuer, and Ambac Assurance would, in turn, guarantee the financial obligations of its subsidiary.

Through its financial services subsidiaries, Ambac Assurance provided financial and investment products, including investment agreements, funding conduits, interest rate swaps, currency swaps and total return swaps, principally to clients of its financial guaranty business. Ambac Assurance guaranteed its subsidiaries' performance under those agreements. Ambac Assurance's financial guarantee business historically depended on triple-A ratings, as well as investor confidence in Ambac Assurance's financial strength. The deterioration of Ambac Assurance's financial condition resulting from losses in its insured portfolio and the resulting downgrades of Ambac Assurance's financial strength ratings have made it impossible for it to write new business. Due to the deterioration of Ambac Assurance's financial condition, the OCI increased its oversight of Ambac Assurance and began to evaluate Ambac Assurance's ability to pay all claims in its insured portfolio.

On March 24, 2010, Ambac Assurance acquiesced to the OCI's request to establish the Segregated Account pursuant to Wis. Stat. § 611.24(2). Under Wisconsin insurance law, the Segregated Account is a separate insurer from Ambac Assurance for purposes of the Rehabilitation proceedings with the Court. The purpose of the Segregated Account is to segregate certain segments of Ambac Assurance's liabilities, and in connection with such segregation Ambac Assurance has allocated to the Segregated Account (i) certain policies insuring or relating to credit default swaps, (ii) all RMBS policies, (iii) certain other identified policies and (iv) certain student loan policies (collectively, the "Segregated Account Policies"). Ambac Assurance also allocated the following to the Segregated Account: (i) all remediation claims, defenses, offsets, and/or credits (but excluding recoveries arising from remediation efforts or reimbursement or collection rights with respect to policies allocated to the Segregated Account), if any, in respect of the Segregated Account Policies, (ii) Ambac Assurance's disputed contingent liability, if any, under the long-term lease with One State Street, LLC, and its contingent liability (as guarantor), if any, under the Ambac Assurance UK Limited lease with British Land, (iii) Ambac Assurance's limited liability interests in Ambac Credit Products, LLC, Ambac Conduit Funding LLC, Aleutian Investments LLC and Juneau Investments LLC and (iv) all of Ambac Assurance's liabilities as reinsurer under reinsurance agreements (except for reinsurance assumed from Everspan Financial Guarantee Corp. (a wholly-owned subsidiary of Ambac Assurance)).

On March 24, 2010, the OCI commenced the Rehabilitation of the Segregated Account in order to permit the OCI to facilitate an orderly run-off and/or settlement of the liabilities allocated to the Segregated Account pursuant to the provisions of the Wisconsin Insurers Rehabilitation and Liquidation Act. As noted above, the Rehabilitator filed a Plan of Rehabilitation for approval by the Court on October 8, 2010. The Plan of Rehabilitation provides, among other things, that the holders of Claims (i.e., the prospective recipients of the Surplus Notes) shall receive a combination of (i) cash and (ii) Surplus Notes in satisfaction of such Claims.[2]

Additional information concerning the Rehabilitation of the Segregated Account is available at http://ambacpolicyholders.com.

III. Recent Events

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[2] The issuance of these Surplus Notes is the subject of this Request for No-Action Letter.

The following recent events will have no effect on the issuance of the Surplus Notes, the amount (or percentage) of cash and Surplus Notes to be paid in satisfaction of such Claims pursuant to the Plan of Rehabilitation, or the basis for the Section 3(a)(10) exemption:

> (i) AFGI's voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") filed on November 8, 2010, in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court");
>
> (ii) AFGI's seeking of (i) a declaration pursuant to the Bankruptcy Code that it has no tax liability for the tax years 2003 through 2008, and that it is entitled to retain the full amount of the tax refunds received for the tax years 2003 through 2008 and (ii) a preliminary injunction pursuant to the Bankruptcy Code barring assessment and collection of the 2003 through 2008 tax refunds by the Internal Revenue Service ("IRS") against AFGI's nondebtor subsidiaries in the consolidated tax group; and
>
> (iii) The recent amendment to the Plan of Operation for the Segregated Account, effective November 7, 2010, pursuant to which Ambac Assurance allocated to the Segregated Account certain contingent, non-policy liabilities, including (i) certain liabilities (including contingent liabilities) it has or may have, now or in the future, to its shareholder, AFGI and (ii) any and all liabilities Ambac Assurance has or may have, now or in the future, to the IRS and/or the United States Department of the Treasury in regard to, or in respect of, taxes imposed under the Internal Revenue Code of 1986, as amended, for taxable periods ending on or prior to December 31, 2009.

First, under the McCarran-Ferguson Act,[3] the bankruptcy filing will have no effect on the proposed issuance of the Surplus Notes, the amount (or percentage) of cash and Surplus Notes to be paid in satisfaction of such Claims pursuant to the Plan of Rehabilitation, or the basis for the Section 3(a)(10) exemption. The McCarran-Ferguson Act protects the supremacy of the states in the regulation of insurance by creating a presumption that federal laws do not reach into the field of state insurance regulation unless Congress specifically states an intent to do so.[4] Since the Bankruptcy Code does not specifically relate to the business of

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[3] 15 U.S.C. 1011 et seq. The McCarran-Ferguson Act was passed by Congress in 1945 in order to protect the supremacy of the states in the realm of insurance regulation. *United States Dept. of the Treasury v. Fabe*, 508 U.S. 491, 499 (1993).

[4] *Fabe*, 508 U.S. at 507; *see also Barnett Bank of Marion County v. Nelson*, 517 U.S. 25, 39 (1996) (state insurance regulatory schemes are not displaced through the unintended application of a federal statute); *Lander v. Hartford Life & Annuity Ins. Co.*, 251 F.3d 101, 116-17 (2nd Cir. 2001) (when Congress' intent is to displace state regulations, this intent must be given effect, regardless of the effect upon state insurance regulatory schemes).

insurance but, in fact, excludes insurers from being a debtor in bankruptcy,[5] the McCarran-Ferguson Act applies to prevent AFGI from seeking to modify the Plan of Rehabilitation (including the issuance of Surplus Notes pursuant to the Plan of Rehabilitation) in the Bankruptcy Court. In addition, the Court entered comprehensive injunctions on March 24, 2010, and November 8, 2010, which shield the Segregated Account from claims or other interference with the Segregated Account and the Rehabilitation by third parties such as AFGI and its successors and bankruptcy creditors.

Second, with respect to AFGI's seeking of (i) a declaration pursuant to the Bankruptcy Code that it has no tax liability for the tax years 2003 through 2008, and that it is entitled to retain the full amount of the tax refunds received for the tax years 2003 through 2008 and (ii) a preliminary injunction pursuant to the Bankruptcy Code barring assessment and collection of the 2003 through 2008 tax refunds by the IRS against AFGI's nondebtor subsidiaries in the consolidated tax group, AFGI's tax liability, if any, will likely be addressed in the Bankruptcy Court.[6] Such proceeding will have no effect on the issuance of the Surplus Notes, the amount (or percentage) of cash and Surplus Notes to be paid in satisfaction of such Claims pursuant to the Plan of Rehabilitation, or the basis for the Section 3(a)(10) exemption.

Finally, with respect to the recent amendment to the Plan of Operation for the Segregated Account, effective November 7, 2010, please note that the contingent liabilities allocated to the Segregated Account are not policy liabilities, and therefore the holders of such liabilities do not have (and will not have) a "Policy Claim" (as that term is defined in the Plan Rehabilitation).[7] Under the Plan of Rehabilitation, only the holders of Policy Claims will be issued Surplus Notes in partial satisfaction of their Policy Claim. Accordingly, the holders of any claims against the Segregated Account arising from the contingent liabilities allocated to the Segregated Account on November 7, 2010, will not be issued any Surplus Notes in full or partial satisfaction of such claims. Therefore, the treatment of such claims under the Plan of Rehabilitation is beyond the scope of this request for a no-action letter from the SEC under Section 3(a)(10) of the Securities Act, and such allocations will have no effect on the issuance of the Surplus Notes, the amount (or percentage) of cash and Surplus Notes to be paid in satisfaction of such Claims pursuant to the Plan of Rehabilitation, or the basis for the Section 3(a)(10) exemption.

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[5] Pursuant to § 109 of the Bankruptcy Code, insurance companies are excluded from the definition of "debtor," and therefore not eligible for protection under the Bankruptcy Code.

[6] A stipulation agreed to between AFGI and the IRS concerning the potential tax liability is addressed in a Current Report on Form 8-K (the "Form 8-K"), filed by AFGI with the SEC on November 10, 2010, available at http://www.sec.gov/Archives/edgar/data/874501/000119312510256201/d8k.htm.

[7] The specific contingent, non-policy liabilities allocated to the Segregated Account pursuant to Amendment No. 1 to Plan of Operation for the Segregated Account are described in the Form 8-K.

IV. Description of the Surplus Notes Issuance

The Surplus Notes will be issued by the Segregated Account to the holders of permitted Claims in partial satisfaction of such Claims. The Surplus Notes will bear interest at the rate of 5.1% per annum and will mature on June 7, 2020. By their terms, the Surplus Notes will be subordinated obligations and no payment of principal or interest may be made without the prior written approval of OCI. If OCI does not approve the payment of interest on the Surplus Notes, such interest will accrue and compound annually until paid or otherwise.

The Surplus Notes will be issued from time to time in accordance with the Plan of Rehabilitation by means of a global Surplus Note eligible for deposit at The Depository Trust Corporation (the "DTC"). Each global Surplus Note will be executed by the Segregated Account and authorized and deposited with The Bank of New York Mellon, as Fiscal Agent for the Segregated Account (the "Fiscal Agent"). One global Surplus Note will be issued each month, with a principal amount equal to the portion of claim payments from the previous month to be satisfied through the issuance of Surplus Notes. The Fiscal Agent will transfer the Surplus Notes to either the Segregated Account or directly to the holder in accordance with the rules and procedures of the Fiscal Agent and the DTC. Whether transferred initially to the Segregated Account or directly to the holder, the Surplus Notes will subsequently be posted via the DTC as a position on the books and records of the custodian for the insured obligations on the applicable claims payment date, which varies by transaction. In most instances, such holders are serving as trustees for the beneficial owners of the underlying financial instrument(s) "wrapped" by the Ambac Assurance insurance policy. Accordingly, in their capacity as trustees, such holders will deliver the Surplus Notes, via the DTC, to the custodians holding positions on behalf of the beneficial holders. The custodians will then deliver the Surplus Notes to the accounts of the beneficial holders by posting the positions on the books and records of the beneficial holders. Accordingly, the Rehabilitator envisions that the ultimate holders of the Surplus Notes will be the beneficial owners of the underlying financial instrument(s) "wrapped" by the Ambac Assurance insurance policy. The Surplus Notes are transferrable by such owners as long as such transfer is made in compliance with applicable securities laws. Further, in accordance with the requirements of the Trust Indenture Act of 1939, the Segregated Account will file a Form T-3 with the SEC prior to the Issuance.

V. Legal Discussion

A. Section 3(a)(10) Exemption

Section 3(a)(10) of the Securities Act provides that the following securities are exempt from the registration requirements of Section 5 of the Securities Act:

> Except with respect to a security exchanged in a case under title 11 of the United States Code, any security which is issued in exchange for one or more bona fide outstanding securities, claims

> or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval.

The principal elements of the Section 3(a)(10) exemption that are relevant to the proposed issuance of the Surplus Notes in conjunction with the proposed Plan of Rehabilitation (the "Issuance") are (1) an exchange of Surplus Notes for a portion of the Claims, (2) a hearing on the fairness of the exchange at which persons exchanging Claims for Surplus Notes have the right to appear and (3) court approval. All of these elements of the Section 3(a)(10) exemption will clearly be satisfied in connection with the proposed Plan of Rehabilitation.

The Staff has previously taken no-action positions under Section 3(a)(10) of the Securities Act with respect to securities issued pursuant to similar plans of rehabilitation approved by other courts. *See*, e.g., The Fidelity Mutual Life Insurance Company (Nov. 27, 1998); Aetna Life Insurance and Annuity Company (July 21, 1994); Unionmutual Stock Life Insurance Co. of New York (Aug. 4, 1980); and Underwriters National Assurance Co. (May 9, 1977).

The Staff's interpretations of these statutory requirements have been set forth through the no-action letter process and are further clarified in the Staff Legal Bulletin No. 3A (CF), June 18, 2008 (the "Staff Bulletin"). In the Staff Bulletin, the Staff has set forth the specific preconditions that it believes must be met in order for an issuer to be eligible for the Section 3(a)(10) exemption: (i) the securities for which exemption is sought must be issued in exchange for securities, claims or property interests, and cannot be issued for cash; (ii) a court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange; (iii) before approving the exchange, the court must find that the terms and conditions of the exchange are fair to those to whom securities will be issued; (iv) the issuer must advise the court or authorized governmental entity before the court hearing that the court's or authorized governmental entity's approval of the exchange will form the basis of the issuer's reliance on the Section 3(a)(10) exemption; (v) before approving the exchange, the court or authorized governmental entity must hold a hearing on the fairness of the terms and conditions of the transaction; (vi) a governmental entity must be expressly authorized by law to hold the hearing; (vii) the fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange; (viii) adequate notice must be given to all those persons of their right to attend the hearing, as well as adequate information necessary to assert that right; and (ix) there cannot be any improper impediments to the appearance of those persons at the hearing.

In our opinion as counsel, all of these specifications of the Staff for an issuer to be able to use the Section 3(a)(10) exemption will be satisfied in connection with the Plan of Rehabilitation.

1. Exchange for Securities

Under the Plan of Rehabilitation, Claims will be exchanged for Surplus Notes, issued by the Segregated Account, and cash. Accordingly, there is an issuance of securities in exchange for securities, claims or property interests.

2. Fairness Approval

Under Wisconsin law, a key purpose of rehabilitation "is the protection of the interests of insureds, creditors, and the public generally ... through ... (d) Equitable apportionment of any unavoidable loss[.]" Wis. Stat. § 645.01(4). The Wisconsin legislature has stated that "*[s]ubject to court approval*, the rehabilitator may take the action he or she deems necessary or expedient to reform and revitalize the insurer[,]" including exercising the "full power ... to deal with the property and business of the insurer." Wis. Stat. § 645.33(2) (emphasis added). Among the enumerated powers of the Rehabilitator is the power to:

> [P]repare a plan for the reorganization, consolidation, conversion, reinsurance, merger or other transformation of the insurer. Upon application of the rehabilitator for approval of the plan, and after such notice and hearing as the court prescribes, the court may either approve or disapprove the plan proposed, or may modify it and approve it as modified. If it is approved, the rehabilitator shall carry out the plan.

Wis. Stat. § 645.33(5).

As submitted by the Rehabilitator, the Plan of Rehabilitation must meet the overarching goals of rehabilitation, namely, to save the insurer from liquidation, to preserve and maximize claims-paying resources, and to treat policyholders equitably while the insurer is in a financially precarious state. *See* Wis. Stat. § 645.01(4); Am. Jur. 2d Insurance § 93 (2008) ("Rehabilitation is designed to accomplish the conservation of an insurance company."); 1 Lee R. Russ & Thomas F. Segalla, *Couch on Insurance* § 5:24 (3d ed. 2008) ("In general, the rehabilitation statutes place upon the conservator the responsibility of devising a plan for rehabilitation that will result in the successful continuation of the business of the insurer."). In accordance with Wisconsin law, the Rehabilitator will submit the Plan of Rehabilitation, including the Issuance, for approval by the Court on the basis of the Rehabilitator's determination that it protects the interests of insureds, creditors, and the public generally.

The approval of the Plan of Rehabilitation after a hearing by the Court may in and of itself be the equivalent of a finding of fairness by the Court given the requirement that the Court approve the Plan of Rehabilitation as consistent with the underlying purposes of Wisconsin law, as discussed above. However, in addition to finding that the Plan of Rehabilitation satisfies Wisconsin law, the Court must also find that the terms and conditions of the Issuance are procedurally and substantively fair. Specifically, the Plan of Rehabilitation provides in Section 5.01(a) that the Rehabilitator is petitioning the Court seeking, inter alia, the entry of a confirmation order which, among other things, approves the procedural and substantive fairness of the terms and conditions of the Issuance, as required by Section 3(a)(10) of the Securities Act. Further, the Plan of Rehabilitation provides in Section 5.01(b) that, as a condition precedent to implementation of the Plan, the Rehabilitator must be satisfied through the receipt of one or more "no action" letters or other relief from the SEC that the Issuance is exempt from the registration requirements of the Securities Act, whether pursuant to Section 3(a)(10) or another applicable exemption from registration. Accordingly, unless the Court approves the procedural and substantive fairness of the Issuance, and the Rehabilitator receives confirmation that no enforcement action will be recommended to the SEC if the proposed Plan of Rehabilitation is effected as described above, no Surplus Notes will be issued as described herein. Therefore, as required under Section 3(a)(10), the Court will approve the fairness of the terms and conditions of the Plan of Rehabilitation, including the issuance of the Surplus Notes, to the holders of Claims (i.e., the prospective recipients of the Surplus Notes) before the Segregated Account issues Surplus Notes pursuant to the Plan of Rehabilitation.

The Staff has previously granted no action requests where the Section 3(a)(10) exchange is conditioned upon a determination of fairness even when the authorizing statute at issue did not expressly use the term "fairness." *See* e.g., The Fidelity Mutual Life Insurance Company (Nov. 27, 1998); Citizens Security Life Insurance Company (June 18, 1990) and Beacon Mutual Indemnity Company (May 22, 1978). Further, the Staff has granted a no action request where counsel took the view that, although no express finding of fairness was made by the court, the court's approval of the methods of valuing and distributing stock was tantamount to an express finding of fairness. *See* e.g., United States National Bank (June 17, 1974).

3. <u>Court Awareness of Section 3(a)(10)</u>

As indicated above, the Plan of Rehabilitation expressly provides that the Rehabilitator is petitioning the Court seeking the entry of an order approving the procedural and substantive fairness of the terms and conditions of the Issuance, as required by Section 3(a)(10) of the Securities Act. In addition, the Rehabilitator will advise the Court before the hearing that, if the Court approves the terms and conditions of the Plan of Rehabilitation, its confirmation of the Plan of Rehabilitation will constitute the basis for the issuance of the Surplus Notes under the Plan of Rehabilitation without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

4. Hearing Requirement

Pursuant to Wis. Stat. §§ 645.33(2), (5), a hearing (which is scheduled to include evidentiary proceedings) has been scheduled on the Rehabilitator's petition seeking entry of an order approving the Plan of Rehabilitation and affirming the procedural and substantive fairness of the terms and conditions of the Issuance. Accordingly, as required by Section 3(a)(10) of the Securities Act, the Court will conduct a hearing on the fairness of the Plan of Rehabilitation, including the issuance of the Surplus Notes, to the holders of Claims.

5. Open Hearing

In accordance with Wis. Stat. § 645.33(5), the Court has scheduled a hearing related to confirmation of the Plan of Rehabilitation commencing November 15, 2010. The Scheduling Order (entered by the Court on October 20, 2010) provides that the hearing will be open to the public, and that any objectors to the Plan of Rehabilitation may attend and be heard consistent with the orders of the Court. This is consistent with applicable Wisconsin law, which provides that "the sittings of every [Wisconsin] court shall be public and every citizen may freely attend the same."[8] and that in Wisconsin "all trials, and all hearings at which oral testimony is to be presented, shall be held in open court."[9] In our opinion as counsel, the Court hearing will fully satisfy the requirement set forth in the Staff Bulletin that the "hearing must be open to everyone to whom securities would be issued in the proposed exchange."

6. Notice

In order to ensure that adequate notice was provided to all known and affected parties, including all holders of Claims (i.e., the prospective recipients of the Surplus Notes), of their right to attend the hearing, as well as adequate information necessary to assert that right, the Rehabilitator has taken the following steps:

(i) On March 24-25, 2010, the Rehabilitator served all known and affected parties, including all holders of Claims, with a written notice of the rehabilitation of the Segregated Account. This written notice included, among other things, a notice that a website established by the OCI concerning the rehabilitation of the Segregated Account at www.ambacpolicyholders.com would serve as the official notice for filings, orders, deadlines and hearings related to the rehabilitation, and that the website was the legally proper way to serve notices of all future filings and hearings.[10] However, the written notice also provided that any holder of a

[8] See Wis. Stat. § 757.14.

[9] Wis. Stat. § 807.04(1).

[10] Wisconsin expressly authorizes the use of electronic filing and service for legal documents. See Wis. Stat. § 801.07. The website was established in part to spare the rehabilitation estate the extraordinary cost of

claim lacking regular access to either the internet or a computer printer may receive filings and orders by mail in lieu of visiting the official website by mailing a request for "hard copy" service to the Rehabilitator's counsel at the address provided.

(ii) On October 8, 2010, the Rehabilitator served all known and affected parties, including all holders of Claims, with a written notice that the Plan of Rehabilitation and a related Disclosure Statement had been filed with the Court, and that a hearing on the Plan of Rehabilitation would be scheduled.[13] The Rehabilitator believes that such written notice was received by the holders of Claims on or about October 11, 2010. In addition, the written notice advised each holder that the Plan of Rehabilitation and related Disclosure Statement, along with other information relating to the Plan of Rehabilitation, were available on the website, and that any holder of a claim lacking regular access to either the internet or a computer printer may receive the documents by mailing a request for "hard copy" service to the Rehabilitator's counsel at the address provided.

(iii) On October 14, 2010, the Court scheduled the hearing for November 15, 2010. In accordance with the Court's order regarding notice of hearings, and as indicated in the written notice sent to holders of Claims on October 8, 2010, notice of the date, time and place of the Court hearing was immediately posted to the website. In addition, the relevant pre-hearing deadlines, including the November 8, 2010 deadline for submission of written objections to confirmation of the Plan of Rehabilitation, was posted to the website.

(iv) On October 20, 2010, the Court issued a Scheduling Order which also sets forth the date, time and place of the Court hearing. The Scheduling Order was immediately posted to the website.

(v) On November 8, 2010, the OCI issued a public press release advising, among other things, that the Court hearing to consider the Plan of Rehabilitation is scheduled to commence on Monday, November 15, 2010.

(vi) On November 9, 2010, the Rehabilitator served all known and affected parties, including all holders of Claims, with written notice of the date, time and

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mailing all notices. The website has been widely publicized in media reports and accessed over 163,000 times by over 29,000 unique users since March 24, 2010.

[13] Such written notice specifically directed each holder acting as a trustee to provide a copy of the written notice to the beneficial holders of the underlying financial instrument(s) "wrapped" by the Ambac Assurance insurance policy.

place of the Court hearing. The Rehabilitator believes that such written notice was received by the holders of Claims on or about November 11, 2010.

(vii) On November 11, 2010, the Rehabilitator posted a notice to the website stating: "The Rehabilitator will not object to any party-in-interest or holder of any Claim raising any objection at the confirmation hearing (including oral objections), regardless of whether the objection was filed by the November 8, 2010 deadline set by the Scheduling Order." Such notice was posted to ensure that any party that received notice of the Court hearing after the November 8, 2010 deadline for submission of written objections to confirmation of the Plan of Rehabilitation would not be barred from raising objections at the Court hearing.[12]

Based on the above, in our opinion as counsel, all prospective recipients of the Surplus Notes have been provided with notice of the hearing regarding the Plan of Rehabilitation and will have the opportunity to be heard at the hearing.

7. No Improper Impediments

As noted above in section 5, the hearing is open to the public and any party-in-interest may attend and be heard without impediment consistent with orders of the Court and applicable Wisconsin law. We also anticipate that the Court will continue to permit parties-in-interest to listen and be heard telephonically at the hearing consistent with Wis. Stat. § 807.13, as it has to date in all the proceedings. Therefore, in our opinion as counsel, there will be no improper impediments to the appearance by holders of Claims at the hearing.

8. Sufficient Knowledge

As indicated in the Staff Bulletin, the reviewing court "must have sufficient information before it is to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction." In addition to the Plan of Rehabilitation, the Court has also been provided with a copy of the Disclosure Statement. Among other things, the Disclosure Statement includes a summary of the assets available to pay the holders of Claims, an analysis of projected Claims liabilities and financial projections that provide estimated recoveries of principal and interest under the Surplus Notes under several different scenarios (i.e., a comparison of the values of the Claims to the projected value of the Surplus Notes). In addition, the Rehabilitator will endeavor to provide to the Court any other information that it may request in connection with its review of the Plan of Rehabilitation, including with respect to the substantive fairness of the Issuance. In our opinion as counsel, the

[12] In furtherance of this commitment to a full, fair and open hearing, the Rehabilitator has affirmatively consented to permit several parties to file written objections to confirmation of the Plan of Rehabilitation past the November 8, 2010 deadline.

Court will have sufficient information to determine the value of the Claims to be satisfied and the Surplus Notes to be issued pursuant to the Plan of Rehabilitation.

9. Timing Considerations

We respectfully request that the Staff review this request as expeditiously as possible in order to permit the fairness hearing to begin as scheduled on November 15. Until the fairness hearing is held and the Plan of Rehabilitation is approved, the Segregated Account is not making any payments on Claims. In order to bring much-needed certainty to the Rehabilitation, the Rehabilitator desires to have the Plan of Rehabilitation approved so that claim payments may begin as quickly as reasonably possible.

10. Conclusion

Based on the foregoing analysis, in our opinion as counsel, the Issuance is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof. We respectfully request that the Staff confirm that this opinion is correct or, alternatively, that the Staff confirm that it will not recommend any enforcement action to the SEC if the Surplus Notes are issued to the holders of the Claims upon implementation of the Plan of Rehabilitation without compliance with the registration provisions of the Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act.

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FOLEY & LARDNER LLP

We respectfully request the Staff's confirmation that it will not recommend any enforcement action to the SEC if the Issuance is effected as described above, without registration under the Securities Act of the Surplus Notes in reliance on our opinion that no such registration is required for the issuance, offer and sale of such securities by virtue of the exemption from such registration provided by Section 3(a)(10) of the Securities Act. If for any reason you do not concur with any of the opinions expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

If you have any questions about this request or desire any additional information regarding the matters discussed in this letter, please call the undersigned at (414) 297-5562 or Jason M. Hille at (414) 319-7336.

Please acknowledge receipt of the foregoing by stamping and returning the enclosed receipt copy of this letter in the self-addressed, stamped envelope enclosed for that purpose.

Very truly yours,



Steven R. Barth

Enclosures

cc: Foley & Lardner LLP
Kevin G. Fitzgerald
Andrew A. Oberdeck
Jason M. Hille

Ambac Assurance Corporation
Kevin Doyle

Dewey & LeBoeuf LLP
Michael Groll
Richard B. Spitzer